UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 6, 2018

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B
Unitech Cyber Park
Sector 39, Gurgaon, Haryana 122002
India
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yatra Online, Inc. (the “Company”) is announcing today that it plans to hold its 2018 Annual General Meeting (the “Annual General Meeting”) on December 12, 2018 at 6:00 P.M, local time, at the Company’s India office located at 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, on or about November 8, 2018, the Company will mail a Notice of Annual General Meeting and accompanying proxy statement to the Company’s shareholders of record as of November 5, 2018, copies of which are attached hereto and incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Notice of Annual General Meeting and Proxy Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: November 6, 2018	By:	/s/ DHRUV SHRINGI
Dhruv Shringi
Chief Executive Officer

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